United States securities and exchange commission logo





            July 14, 2022

       Linda F. Powers
       Principal Financial and Accounting Officer
       NORTHWEST BIOTHERAPEUTICS INC
       4800 Montgomery Lane, Suite 800
       Bethesda , MD 20814

                                                        Re: NORTHWEST
BIOTHERAPEUTICS INC
                                                            Form 10-K filed
March 1, 2022
                                                            File No. 001-35737

       Dear Ms. Powers:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Life Sciences